EXHIBIT 12.1

CIT Group Inc. and Subsidiaries

Computation of Ratios of Earnings to Fixed Charges Three months ended March 31, (dollars in millions)

	2009	2008

Earnings:
Net loss attributable to common shareholders(1)	$(403.2)	$(257.2)
Loss from discontinued operation	–	(2.0)
(Benefit) provision for income taxes	8.0	(96.4)

Loss before provision for income taxes	(395.2)	(355.6)

Fixed charges:
Interest and debt expenses on indebtedness	657.1	832.1
Interest factor: one-third of rentals on real and personal properties	6.5	4.7

Total fixed charges	663.6	836.8

Total earnings before provision for income taxes and fixed charges	$268.4	$481.2

Ratios of earnings to fixed charges	(1)	(1)

(1)	Earnings were insufficient to cover fixed charges by $395.2 million and $355.6 million for the three months ended March 31, 2009 and March 31, 2008, respectively.